EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

August 7, 2008

VIA EDGAR AND TELECOPY - (202) 772-9206

Mr. H. Christopher Owings
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	CS China Acquisition Corp. (the "Company")
Registration Statement on Form S-1 originally filed November 9, 2007
(File No. 333-147294) ( the "Registration Statement")

Dear Mr. Owings:

In connection with the Registration Statement on Form S-1 of CS China Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 10:00 A.M., Monday, August 11, 2008 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Director